Exhibit 99.1

ASX ANNOUNCEMENT

4 May 2015

Second of Two Nasdaq Deficiencies Successfully Remediated

Melbourne, Australia, 4 May 2015: Molecular diagnostics company Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”) is pleased to report that the second of two Nasdaq deficiencies, previously notified to the market, has been successfully remediated.

On 6 November 2014, the Company announced that it had received a letter dated 5 November 2014, from the Nasdaq Stock Market notifying the Company that, companies listed on the Nasdaq Capital market are required to maintain a minimum of USD 2.5 million in stockholder’ equity for continued listing. Since the Company’s Form 20-F, for the fiscal year ended June 30 2014, reported stockholders’ equity of approximately USD 1.7 million, the Company did not meet the alternatives of market value of listed securities or net income from continuing operations, the Company no longer complied with the Nasdaq Marketplace Listing Rules (the “Rules”).

The letter stated that in accordance with the Rules the Company had 45 calendar days, or until 22 December 2014, to submit a plan to regain compliance. If the plan is accepted, Nasdaq can grant the Company an extension of up to 180 calendar days from November 5, 2014 to evidence compliance.

On 28 January 2015, the Company received a letter from Nasdaq, dated 27 January 2015, advising that it had been granted an extension of time (on or before May 4, 2015) to regain compliance with the minimum stockholders’ equity requirement.

The Company is of the view that it has now regained compliance with the stockholders’ equity requirement based upon the following transactions that have been reported to the Market since September 2014, as follows:

•                  during September 2014, the Company finalised the raising of $2,150,000, via the issue of unlisted secured (debt) notes;

•                  on 19 November 2014, the Company announced that it had completed the sale of the Company’s heritage Australian genetics business for $2,000,000, in cash;

•                  on 30 December 2014, the Company advised of the issue of new shares, via the Share Purchase Plan (“SPP”) raising $257,500, before associated costs;

•                  the receipt of $1,844,500 since 30 January 2015, from the exercise of options to purchase more shares in the Company, which were attached to the unlisted secure debt note issued;

•                  as at the date of this announcement, the Company has received $2,603,111, before associated costs, via the issue of equity as part of the standby Equity Placement Facility Agreement, with the Kentgrove Capital Growth Fund, an investment fund managed by Kentgrove Capital Pty Ltd; and

•                  on 6 March 2015, the Company announced the raising of approximately $18.6 million, before associated costs,  from professional and sophisticated investors in the United States.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

On 27 April 2015, the Company announced, as part of its Appendix 4C of the ASX Listing Rules, that it had cash on hand, as at 31 March 2015, of $20,176,450.

As at 31 March 2015, the net assets position of the Company stood at $21 million (approximately USD 16 million), which satisfies the Nasdaq stockholders’ equity requirement for continued listing.

Note that these rules only apply to the Company’s common stock trading on the Nasdaq Capital Market and not the Company’s share trading on the Australian Securities Exchange, the Company’s home exchange.

FOR FURTHER INFORMATION PLEASE CONTACT

Mr. Eutillio Buccilli	Candice Knoll (USA)
Chief Executive Officer	Blueprint Life Science Group
Genetic Technologies Limited	+1 (415) 375 3340, Ext. 105
+ 61 3 8412 7050

About Genetic Technologies Limited

Genetic Technologies is a molecular diagnostics company that offers predictive testing and assessment tools to help physicians proactively manage women’s health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGenplus® improves upon the predictive power of the first generation BREVAGen test and is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans. BREVAGenplus® expands the application of BREVAGen from Caucasian women to include African-Americans and Hispanics, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer.

The Company has successfully launched the first generation BREVAGen test across the U.S. via its U.S. subsidiary Phenogen Sciences Inc. and the addition of BREVAGenplus®, launched in October 2014, significantly expands the applicable market. The Company markets BREVAGenplus® to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons).

For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act.  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.